UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-39559

Lixiang Education Holding Co., Ltd.

(Exact name of registrant as specified in its charter)

No. 818 Hua Yuan Street

Liandu District, Lishui City, Zhejiang Province, 323000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Lixiang Education Announces Unaudited Half Year 2026 Financial Results

Lishui, China, September 11, 2026 — Lixiang Education Holding Co., Ltd. (NASDAQ: LXEH) (the “Company”), a prestigious private education service provider in China, today announced its unaudited financial results for the first half year of 2026.

First Half Year 2026 Financial Results

Net Revenues

Net revenues for the six months ended June 30, 2026 were RMB15.2 million (US$2.2 million), compared with RMB15.4 million for the same period ended June 30, 2025.

Tuition and accommodation income

Revenue contribution for the period was RMB7.9 million, representing a decrease of RMB1.1 million by 12.8% compared with RMB9.0 million for the same period ended June 30, 2025, primarily due to the number of graduates exceeding new student enrolments in an increasingly competitive student recruitment environment.

Sales of meal, uniforms and learning materials

Revenue contribution for the period was RMB1.0 million, compared with RMB0.3 million for the same period in 2025, due to increased canteen revenue at Langfang School following the shift from outsourced to in-house catering operation during the current period.

Healthcare Support Services

Revenue contribution for the period was RMB3.0 million, representing an increase of RMB1.1 million compared with RMB1.9 million for the same period ended June 30, 2025, due to positive outcomes from the new business expansion driven by Hebei Chuangxiang.

Others

Other revenue of RMB3.3 million primarily consisted of course design, development and training in the first half year of 2026 of RMB2.4 million, comprehensive service for flexible employment of RMB0.3 million, rental income of RMB0.5 million from third parties and RMB0.1 million from our related party for the six months ended June 30, 2026.

Other revenue of RMB4.2 million primarily consisted of course design, development and training in the first half year of 2025 of RMB2.6 million, comprehensive service for flexible employment of RMB1.1 million, rental income of RMB0.3 million from third parties and RMB0.2 million from our related party for the six months ended June 30, 2025.

Cost of Revenues

Cost of revenues for the six months ended June 30, 2026 was RMB12.6 million (US$1.9 million), representing a decrease of RMB7.8 million from RMB20.4 million for the same period ended June 30, 2025. The decrease in cost of revenues was primarily attributable to: (i) a decrease of RMB3.4 million in rental costs arising from adjustments to the lease arrangements for Langfang School; (ii) a decrease of RMB2.1 million in labour costs due to cost-control measures including headcount reductions implemented at Langfang School; (iii) a decrease of RMB1.5 million in healthcare service costs, primarily attributable to cost efficiencies achieved through centralized procurement as the scale of the healthcare service business expansion. ; (iv) a decrease of RMB1.4 million in taxes and surcharges .

Gross Profit/(Loss)

As a result of the foregoing, gross profit for the first half year of 2026 was RMB2.7 million (US$0.4 million), compared with the gross loss of RMB5.0 million for the same period ended June 30, 2025. The turnaround was mainly attributable to cost-control initiatives implemented at Langfang School, and the business of healthcare service.

Operating Expenses

Total operating expenses for the first half year of 2026 were RMB13.0 million (US$1.9 million), compared with RMB10.0 million for the same period ended June 30, 2025.

General and administrative expense for the first half year of 2026 was RMB12.5 million (US$1.8 million), increased by RMB2.9 million compared with RMB9.6 million for the same period ended June 30 2025. The increase in general and administrative expenses was primarily attributable to higher professional services fee.

Selling and marketing expenses for the first half year of 2026 was RMB0.5 million (US$0.1 million), compared with RMB0.4 million for the same period ended June 30, 2025.

Impairment loss on Investments

Impairment loss on investments resulted from our investment in Orientiert XYZ Investment LP. This investment is measured at the fund’s reported net asset value. As the fair value of the investment declined below its carrying amount and such decline was deemed other-than-temporary, we recognised an impairment loss of RMB1.5 million (US$0.2 million) for the first half year of 2026.

Other Income, net

Total net other income for the first half year of 2026 was RMB2.1 million (US$0.3 million), compared with RMB0.8 million for the same period ended June 30, 2025. The increase was primarily due to the termination of a lease contract by Langfang School.

Net Loss

Net loss for the first half year of 2026 was RMB11.4 million (US$1.7 million), compared with net loss of RMB16.1 million for the same period ended June 30, 2025.

Net Loss Attributed to Ordinary Shares/ADS

Basic and diluted net loss per share attributable to ordinary shareholders of the Company for the first half year of 2026 were RMB0.01, compared with basic and diluted net loss per share of RMB0.01 for the same period ended June 30, 2025.

Basic and diluted net loss per ADS attributable to ADS holders of the Company for the first half year of 2026 were RMB6.11 compared with basic and diluted net loss per ADS of RMB8.84 for the same period ended June 30, 2025. Net loss per ADS has been retrospectively adjusted to reflect the 1-for-10 reverse stock split that became effective on April 20, 2026. Following the reverse stock split, the ADS ratio was changed to one (1) ADS representing one thousand (1,000) Class A ordinary shares.

Cash and Working Capital

As of June 30, 2026, the Company had total cash of RMB9.4 million (US$1.4 million), a decrease of RMB3.4 million from RMB12.8 million as of December 31, 2025.

Going Concern

As of December 31, 2025 and June 30, 2026, we had an accumulated deficit of RMB391.9 million and RMB403.2 million (US$59.4 million), respectively, and working capital deficit of RMB90.1 million and RMB84.5 million (US$12.5 million), respectively. These conditions raised substantial doubts about the Group’s ability to continue as a going concern.

Historically, we funded our operations primarily through cash generated from our operating activities, bank borrowings, financing from related parties and shareholders, and issuance of ordinary shares. We believe that, without giving effect to our management plans, our current working capital will not be sufficient to support our operations for the next twelve months as of the date of this report, due to our accumulated deficits, and working capital deficiency. We are evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to:

(i)	seeking to renew or extend existing short-term borrowings;

(ii)	pursuing additional financing alternatives, including potential equity financing or strategic investments; and

(iii)	focusing on the improvement of operation efficiency, implementation of strict cost control and budget and enhancement of internal controls to create a synergy resources.

There can be no assurances, however, that our current mitigation plans will be achieved or that additional funding will be available on terms acceptable to us, or at all. If we are unable to obtain sufficient funding, we could be required to delay our market expansion efforts and limit activities, which could adversely affect our business and the financial statements.

Contingency

On December 18, 2023, Lishui Mengxiang, as applicant, filed an arbitration application against Beijing S.K. and its affiliates, as respondents in relation to the breach of the investment cooperation agreement entered into between the two parties on July 27, 2021 and a series of investment supplemental agreement entered into between the two parties during 2023 and 2024. The main arbitration claim was to request the respondents to pay the contract amount of RMB72.41 million and the liquidated damages of RMB20 million. On April 3, 2025, the Beijing Arbitration Commission rendered a final award granting the applicant’s main arbitration claims. Lishui Mengxiang subsequently applied for compulsory enforcement with the Beijing Second Intermediate People’s Court. After exhaustive property searches, only RMB327.9 was recovered. The court issued an order for termination of this enforcement proceeding on June 8, 2026; the claim remains enforceable and may be re-activated if the respondents have available assets in the future. As of the date of this report, Lishui Mengxiang has received the aforementioned amount.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.7851 to US$1.00, the rate in effect as of June 30, 2026 published by the Federal Reserve Board.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Lixiang Education Holding Co., Ltd.

CONSOLIDATED BALANCE SHEETS

(RMB, except share data and per share data, or otherwise noted)

	As of
	December 31,	June 30,
	2025	2026
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	12,782,851	9,449,618	1,392,701
Prepayments and other current assets, net	12,303,879	10,839,403	1,597,530
Accounts receivable	164,207	427,105	62,947
Amounts due from related parties	8,932,000	7,041,000	1,037,715
Total current assets	34,182,937	27,757,126	4,090,893
Non-current assets:
Property and equipment, net	142,771,400	140,809,762	20,752,791
Land use rights, net	32,980,543	32,507,195	4,790,968
Intangible assets, net	130,896	114,501	16,875
Right-of-use assets	54,080,188	10,921,149	1,609,578
Other non-current assets	7,800,000	7,800,000	1,149,578
Investments in equity securities	44,974,376	43,449,588	6,403,677
Total non-current assets	282,737,403	235,602,195	34,723,467
TOTAL ASSETS	316,920,340	263,359,321	38,814,360
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	84,000,000	84,000,000	12,380,068
Accounts payable	4,020,942	171,474	25,272
Deferred revenue, current	7,796,228	2,162,260	318,678
Salary and welfare payable	1,829,701	1,268,129	186,899
Amounts due to a related party	1,621,303	1,621,302	238,950
Taxes payable	3,266,167	766,823	113,016
Income tax payable	179,316	179,316	26,428
Accrued liabilities and other current liabilities	11,081,009	9,370,955	1,381,107
Amounts due to Affected Entity, current	-	10,087,596	1,486,728
Operating lease liabilities, current	10,479,626	2,632,254	387,946
Total current liabilities	124,274,292	112,260,109	16,545,092
Non-current liabilities:
Operating lease liabilities, non-current	38,439,295	8,316,493	1,225,699
Other non-current liabilities	1,000,000	1,000,000	147,382
Total non-current liabilities	39,439,295	9,316,493	1,373,081
Total liabilities	163,713,587	121,576,602	17,918,173
Commitments and contingencies
Shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 19,700,000,000 shares authorized, 1,871,667,000 and 1,871,667,000 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)	1,368,598	1,368,598	201,706
Class B ordinary shares (US$0.0001 par value; 100,000,000 shares authorized, 45,000,000 and 45,000,000 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)	30,508	30,508	4,496
Additional paid-in capital	476,500,785	476,500,785	70,227,526
Statutory reserves	60,610,543	60,610,543	8,932,889
Accumulated other comprehensive income	6,547,327	6,533,359	962,898
Accumulated deficit	(391,851,008)	(403,261,074)	(59,433,328)
TOTAL SHAREHOLDERS’ EQUITY	153,206,753	141,782,719	20,896,187
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	316,920,340	263,359,321	38,814,360

Lixiang Education Holding Co., Ltd.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(RMB, except share data and per share data, or otherwise noted)

	For the six months ended June 30,
	2025	2026
	RMB	RMB	US$
Net revenues:
Revenue from third parties	15,178,166	15,142,234	2,231,689
Revenue from related party	188,571	94,286	13,896
Total net revenues	15,366,737	15,236,520	2,245,585
Cost of revenues	(20,414,316)	(12,574,597)	(1,853,266)
Gross (loss)/profit	(5,047,579)	2,661,923	392,319
Operating expenses:
General and administrative expenses	(9,569,133)	(12,472,624)	(1,838,237)
Selling and marketing expenses	(417,072)	(483,096)	(71,200)
Total operating expenses	(9,986,205)	(12,955,720)	(1,909,437)
Operating loss	(15,033,784)	(10,293,797)	(1,517,118)
Interest expense	(1,774,023)	(1,695,194)	(249,841)
Impairment loss on Investments	-	(1,524,788)	(224,726)
Interest income	20,586	9,401	1,386
Other income, net	768,867	2,094,312	308,663
Loss before income tax expense	(16,018,354)	(11,410,066)	(1,681,636)
Income tax expenses	(39,950)	-	-
Net loss	(16,058,304)	(11,410,066)	(1,681,636)
Other comprehensive expenses:
Foreign currency translation adjustment, net of nil tax	(1,565,784)	(13,968)	(2,059)
Comprehensive loss	(17,624,088)	(11,424,034)	(1,683,695)

Loss per ordinary share	(0.01)	(0.01)	-
—Basic and diluted
Weighted average number of ordinary shares outstanding	1,866,667,000	1,916,667,000	1,916,667,000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lixiang Education Holding Co., Ltd.

	By:	/s/ Biao Wei
Biao Wei
Director and Chief Executive Officer

Date: September 11, 2026